UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 6, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 5 July 2010

Orange unveils its new industrial project, “conquests 2015”

Stéphane Richard, Chief Executive Officer of France Telecom-Orange unveiled his Group-wide industrial project to the press on Monday, 5 July. This five-year action plan, called "conquests 2015", is aimed at setting out the challenges and perspectives that lie ahead, clarifying the Group’s business activities and regaining a sense of conquest and pride within the company.

conquests 2015: rising to the challenge

Three major challenges shaped the plan:

•

an unprecedented social crisis in France,

•

a fast-changing ecosystem as technological development continues to accelerate, bringing with it new uses, and in particular image-based services. By 2020, some 50 billion connected devices will be in use across the world. Even today, six trillion bytes are carried over the Internet every month, and YouTube hosts the equivalent of 2,000 years of video. It is in this context that customers expect irreproachable service quality, customised billing plans and security of personal data, etc.

•

a tense competitive and regulatory environment: the incursion of new actors from the Internet world; the impact of lower regulated tariffs on the wholesale market, etc.

conquests 2015: an innovative "co-development" methodology

To meet these challenges, Orange has resorted to an innovative "co-development" methodology that has brought together employees from across the Group, from both its business lines and its countries. The first phase began in March in which groups of around 50 people met to define the broad outlines. These were then reworked by around 500 managers from every country and business line, who then went back to share these joint reflections with their teams. The "conquests 2015", project grew out of the convergence of all these discussions.

conquests 2015 is based on four strategic directions

Through "conquests 2015", Orange is simultaneously addressing its employees, customers, shareholders but also, more generally, the society in which the company operates. Its commitment to these stakeholders is expressed through concrete action plans.

•

the conquest of the employee pride. Orange aims first and foremost to win over the men and women that form the heart of the company. The Group is committed to offering its employees a beneficial working environment thanks to a new vision of human resources, a new management style and shared values. The company has already acted on this commitment through the creation of Orange campus. This aims to build a community of managers from January 2011 in Paris and later that spring in Serock (Poland), Madrid, Bordeaux, Marseille, Nancy, Rennes and six other locations outside Europe (Atlanta, Dakar, Nairobi, New Delhi, Rio and Singapore). Secondly, the IT systems, which have become increasingly complicated over the years, will be greatly simplified or entirely overhauled in certain cases. Finally, to address the challenge posed by the rising average age of employees in France, the Group plans to recruit 10,000 additional employees from 2010 to end 2012. The measures set-out in the Group's new social contract for France represent a total budget of 900 million euros over the same period, excluding anticipated savings from the part-time for seniors plan and natural attrition.

•

the conquest of networks. Orange reaffirms that its networks are its core business and its future. The Group has been built around its network and the expertise of its technicians, and its employees take great pride in that. The conquest of networks means increasing coverage and bandwidth for both fixed and mobile networks, in both mature and emerging countries. In France, Orange will invest two billion euros by 2015 to deploy a new fibre optic network. This will guarantee coverage for 40% of households through coverage in every region of mainland France by 2012 and in every département by 2015 (including the three overseas territories). In addition, the Group has the necessary technological expertise and is ready to launch LTE as soon as the regulations are in place. Orange will also invest in the monetization of mobile data traffic as well as in the deployment of “green” networks such as the Oryx program of solar-powered mobile telephone masts in Africa.

•

the conquest of customers. Orange is the people’s operator that speaks to everyone, and it must inspire confidence. In order to regain the trust of its customers, it must first improve the quality of service and customer relations, particularly by placing a higher value in the loyalty of its existing customers. The Group's ambition is to offer a superior customer experience compared to other operators in every respect. This includes the analysis and anticipation of needs, technical support, assisted migration to new services, control over expenses, etc. Orange must become a “multimedia coach" for its customers by working alongside them to make their digital life easier. The company will continue its strategy of growth through innovation whether by providing the best possible voice quality, putting additional features in the SIM card, or by developing new services such as Orange Care (warranty, insurance and online support). Orange is also developing products in healthcare and education as well as mobile payment or money transfer services such as its Orange Money programme in Africa.

•

the conquest of international development. The Group has also set its sights on reviving a spirit of growth through international development. This will be based on the same acquisition policy as before and rules out any “transformational” deals. Sales are expected to double over the next five years in emerging markets.

Finally, Orange plans to grow from close to 200 million customers at present to 300 million by 2015 across its entire footprint.

The Group will strive to ensure "excellence in execution" regarding the deployment of this project and, in doing so, will demonstrate that it is fully capable of creating value from the development of the digital economy. This reflects a final commitment to winning over the investor community. The deployment of these four strategic directions will be closely monitored through fully quantifiable action plans running until 2015. The financial details of these will be worked out during phase two of the project, which runs from mid-July to the autumn 2010.

France Telecom reiterates its objectives to generate an organic cash flow of 8 billion euros for 2010 and 2011, excluding the acquisition of spectrum or licences, excluding the litigation concerning corporate tax, and including the benefits and net expenses of the "conquests 2015" project. All other aspects of the Group's financial policy remain unchanged.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had in 2009 total sales of 45.9 billion euros (10.9 billion euros for the first quarter 2010) and at 31 March 2010, the Group had a customer base of 183.3 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers almost 131 million customers. At 31 March 2010, the Group had 123.7 million mobile customers and 13.5 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Press contacts:

Béatrice Mandine – +33 (0)1 44 44 93 93 – service.presse@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 6, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer